August 6, 2020

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
ATTN: John Reynolds

Re:	Petrobras Global Finance B.V. Petróleo Brasileiro S.A. — Petrobras (together, the “Registrants”) Registration Statement on Form F-4 (File Nos. 333-239714 and 333-239714-01)

Dear Mr. Reynolds:

With respect to the above-referenced registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on August 7, 2020, or as soon thereafter as practicable.

Please contact Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to the registrant, at +1 212 225 2530, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Pages Follow]

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Larry Carris Cardoso
Name:	Larry Carris Cardoso
Title:	Loans and Financing Administration Manager Attorney in Fact

Petrobras Global Finance B.V.

By:	/s/ Guilherme Rajime Takhashi Saraiva
Name:	Guilherme Rajime Takhashi Saraiva
Title:	Managing Director A Attorney in Fact

By:	/s/ João Lossio Pereira dos Reis
Name:	João Lossio Pereira dos Reis
Title:	Managing Director B Attorney in Fact